

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2015

Via E-mail
Paul Vanderslice
Vice President
Citigroup Commercial Mortgage Securities Inc.
388 Greenwich Street
New York, New York 10013

      Re: UBS-Citigroup Commercial Mortgage Trust 2011-C1
                Form 10-K for the Fiscal Year Ended December 31, 2013
                Filed March 31, 2014
                File No. 333-166711-01

Dear Mr. Vanderslice:

      We have reviewed your filing and have the following comments.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 1122 of Regulation AB. Compliance with Applicable Servicing Criteria

1. We note that the Form 10-K discloses material instances of non-compliance by National Tax Search, LLC and KeyBank National Association. Please disclose, either in an amended Form 10-K or a supplemental response, whether the transaction covered by this Form 10-K was part of the sample transactions reviewed to assess compliance with applicable servicing criteria for each of these servicing function participants. If the transaction covered by this Form 10-K was part of the transactions reviewed, please advise whether the identified instances of noncompliance involved this particular transaction. Please also confirm that you will disclose this type of information in future filings.

Exhibit 35.4 to Form 10-K

2. In its annual statement of compliance, Rialto Capital Advisors, LLC ("Rialto") references the "Security Agreement" or "Security Agreements." Although these terms appear to be defined in the annual statement of compliance, it is unclear what specific agreement constitutes the "Security Agreement" and whether there is just one agreement or more than one agreement. Please confirm whether the agreement being referenced is the Pooling and Servicing Agreement, dated December 1, 2011, as amended, or identify the agreement or agreements to which Rialto is referring. Additionally, please confirm that, in future filings, Rialto's servicer compliance statements will disclose the specific agreement or agreements to which Rialto is referring in order to make its annual statement of compliance.

Exhibit 35.5 to Form 10-K

3. In its annual statement of compliance, KeyBank National Association ("KeyBank") notes that a review of the performance of KeyBank "under the Agreement(s)" has been made and that KeyBank has fulfilled all of its obligations "under the Agreement" in all material respects. However, KeyBank does not define what that agreement is, and it is unclear whether there is just one agreement or more than one agreement. Please confirm whether the agreement being referenced is the Primary Servicing Agreement, dated December 1, 2011, between Wells Fargo Bank, National Association and KeyBank, as successor to KeyCorp Real Estate Capital Markets, Inc., or identify the agreement or agreements to which KeyBank is referring. Additionally, with respect to the Primary Servicing Agreement, we note that this agreement does not appear to have ever been filed as an exhibit. Please amend the Form 10-K to include this agreement as an exhibit and revise the exhibit index as appropriate. Finally, please confirm that, in future filings, KeyBank's servicer compliance statements will disclose the specific agreement or agreements to which KeyBank is referring in order to make its annual statement of compliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Stasny at 202-551-3674 or me at 202-551-3262 if you have any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel

cc: Ryan O'Connor